UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2007

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

Instrument of Protocol and Justification of Merger of the Total of Stocks Representing Banco BMC S.A. (BMC) Capital Stock entered into with Banco Bradesco S.A. (Bradesco)

Banco Bradesco S.A., headquartered at Cidade de Deus, Vila Yara, in the city of Osasco, state of São Paulo, corporate taxpayer’s ID (CNPJ) 60.746.948/0001 -12, with its charter filed at the Board of Trade of the state of São Paulo under # 17,913, on 3.2.1943, corporate registry ID (NIRE) 35.300.027.795, hereinafter simply referred to as Bradesco, represented hereby by its Officers, Messrs. Milton Almicar Silva Vargas, Brazilian citizen, married, bank employee, identity card (RG) 7.006.035.096/SSP -RS, individual taxpayer’s register (CPF) 232.816.500/15 and Domingos Figueiredo de Abreu, Brazilian citizen, married, bank employee, identity card (RG) 6.438.883/SSP -SP, individual taxpayer’s register (CPF) 942.909.898/53, both domiciled at Cidade de Deus, Vila Yara, in the city of Osasco, state of São Paulo; and Banco BMC S.A., headquartered at Avenida das Nações Unidas, 12.995, 24o andar, parte 1, corporate taxpayer’s ID (CNPJ) 07.207.996/0001 -50, with its charter filed at the Board of Trade of the state of São Paulo under corporate registry ID (NIRE) 35.300.113.420, hereinafter simply referred to as BMC, represented hereby by its officers, Mr. Francisco Jaime Nogueira Pinheiro Filho, Brazilian citizen, married, banker, identity card (RG) 21.883.500 -0/SSP-SP, individual taxpayer’s register (CPF) 000.937.853/72 and Mrs. Andréa Capelo Pinheiro, Brazilian citizen, divorced, business administrator, identity card (RG) 28.174.147 -5/SSP-SP, individual taxpayer’s register (CPF) 256.600.043/34, both domiciled at Avenida das Nações Unidas, 12.995, 24o andar, Chácara Itaim, in the city and state of São Paulo, pursuant to Articles 224, 225 and 252 of Law # 6,404/76 and further amendments, enter into this present “Instrument of Protocol and Justification of Merger”, by means of which the operation of Merger of Stocks of BMC stockholders by Bradesco, and BMC becoming wholly-owned subsidiary of Bradesco shall be submitted to the examination and resolution of the Companies Stockholders, at the Special Stockholders’ Meetings of Bradesco and BMC, to be held on August 24th, 2007, once the operation is authorized, it shall observe the following conditions:

1. the operation of merger of stocks aims at reaching highest levels of competitiveness and productivity, by absorbing the expertise in a segment of great attractiveness for the banking activity, enhancing synergies existing between these two institutions, in addition to promoting, by means of corporate restructuring, the streamlining and accordingly, operating, administrative and legal saving costs;

Instrument of Protocol and Justification of Merger of the Total of Stocks Representing Banco BMC S.A. (BMC) Capital Stock entered into with Banco Bradesco S.A. (Bradesco)
..2.

2. to ratify the appointment of PricewaterhouseCoopers Auditores Independentes, regional accounting council (CRC) 2SP000160/O-5, KPMG Auditores Independentes, regional accounting council (CRC) 2SP014428/O-6, and Ernst & Young Assessoria Empresarial Ltda., corporate taxpayer’s ID (CNPJ) 59.104.273/0001 -29, as responsible for the appraisals of Equities of Bradesco and BMC, and the results of these appraisals are included in the appraisal reports issued by each one of these companies, which shall be submitted to the approval of Companies stockholders, pursuant to relevant laws (hereinafter simply referred to as Appraisal Reports);

3. the appraisals of Companies’ Equities were carried out as follows:

a) at book value, based on the Balance Sheets draw up by BMC and Bradesco, on 12.31.2006, duly audited by KPMG Auditores Independentes and PricewaterhouseCoopers Auditores Independentes, respectively; and

b) at economic value, referring to BMC, on 12.31.2006, by Ernst & Young Assessoria Empresarial Ltda.;

4. The Capital Stock of BMC, fully subscribed and paid-up is R$180,669,592.25 (one hundred eighty million, six hundred sixty-nine thousand, five hundred ninety-two reais and twenty-five centavos), divided into 110,939,034 (one hundred ten million, nine hundred thirty-nine thousand and thirty-four) common stocks and 104,499,391 (one hundred four million, four hundred ninety-nine thousand, three hundred and ninety-one) preferred stocks;

Instrument of Protocol and Justification of Merger of the Total of Stocks Representing Banco BMC S.A. (BMC) Capital Stock entered into with Banco Bradesco S.A. (Bradesco)
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5. according to the specific Balance Sheets of the Companies, drawn up on 12.31.2006, the following net values of stockholders’ equity were determined: BMC - R$284,584,311.99; and Bradesco - R$24,636,361,909.09;

6. the operation shall become effective on 8.24.2007, by adopting the following stock swap ratio criteria:

a) the amount of R$789,559,000.00, corresponding to R$3.664894041 per stock shall be attributed to 215,438,425 registered stocks, representing 100% (one hundred per cent) of BMC’s capital stock, subject-matter of transfer to Bradesco in this present operation of Merger of Stocks, based on the economic value of BMC stocks, subject-matter of appraisal, previously mentioned;

b) the amount of R$84.902779 per stock was attributed to Bradesco stocks, calculated based on the average intra-day quote of common and preferred stocks issued by Bradesco, verified in trading sessions of the Bolsa de Valores de São Paulo (São Paulo Stock Exchange – BOVESPA) in the period between 1.8.2007 and 1.22.2007;

7. in view of the economic value of R$3.664894041 per stock of BMC, and the fair value of R$84.902779 per stock of Bradesco (value on the average quote in January 2007, occasion upon which the parties entered into a commitment for the merger of BMC stocks by Bradesco, present in the Material Fact published on January 25th and 26th, 2007), the swap ratio shall be 0.086331545 fraction of Bradesco stock, in which 0.043166014 is fraction of common stock and 0.043165531 is fraction of preferred stock, for each stock issued by BMC (already adjusted, taking into account the effects of 100% bonus stocks which became effective at the Special Stockholders’ Meeting of Bradesco as of 3.12.2007) . Therefore, 18,599,132 new non-par, book-entry, registered stocks, of which 9,299,618 are common stocks and 9,299,514 are preferred stocks, representing the Capital Stock of Bradesco were assigned to BMC stockholders, in replacement of those stocks they owned, in order to maintain the same proportion of common and preferred stocks existing in the Capital Stock of Bradesco, when the mentioned commitment was signed;

Instrument of Protocol and Justification of Merger of the Total of Stocks Representing Banco BMC S.A. (BMC) Capital Stock entered into with Banco Bradesco S.A. (Bradesco)
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8. once approved the operation, the Capital Stock of Bradesco shall be increased in the amount of R$789,559,000.00, from R$18,000,000,000.00 to R$18,789,559,000.00, by means of issue of 18,599,132 non-par, book-entry, registered stocks, of which 9,299,618 are common stocks and 9,299,514 are preferred stocks to be assigned to the stockholders of BMC at the ratio set forth in item “7”, which shall be represented by 2,020,920,180 non-par, book-entry, registered stocks, of which 1,010,165,730 are common stocks and 1,010,754,450 are preferred stocks, with the resulting amendment to “caput” of Article 6 of Bradesco’s By-laws, which shall take effect with the following wording: “Article 6) The Capital Stock is R$18,789,559,000.00 (eighteen billion, seven hundred eighty-nine million, five hundred and fifty-nine thousand reais), divided into 2,020,920,180 (two billion, twenty million, nine hundred twenty thousand, one hundred and eighty) non-par book-entry, registered stocks, of which 1,010,165,730 (one billion, ten million, one hundred sixty-five thousand, seven hundred and thirty) are common stocks and 1,010,754,450 (one billion, ten million, seven hundred fifty-four thousand, four hundred and fifty) are preferred stocks.”;

9. the stocks to be issued at Bradesco and assigned to BMC stockholders shall have the following rights and advantages: Common stocks – voting right and in the event of public offering deriving from eventual sale of the Company’s control, the common stocks not composing the control block shall be entitled to receive 100% (one hundred per cent) of the amount paid per common stock owned by controlling stockholders; Preferred stocks – non-voting right; priority in the Capital Stock reimbursement, in the event of liquidation of the Company; 10% (ten per cent) dividends higher than those assigned to common stocks; inclusion in the public offering deriving from eventual sale of the Company’s control, by ensuring its titleholders to receive price equal to 80% (eighty per cent) of amount paid per common stock, composing the control block;

Instrument of Protocol and Justification of Merger of the Total of Stocks Representing Banco BMC S.A. (BMC) Capital Stock entered into with Banco Bradesco S.A. (Bradesco)
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10. the stocks held by BMC stockholders, which due to the application of swap ratio provided for in item “7” resulting in fractions of stocks, not ensuring the right to receive one Bradesco stock, shall be reversely split and sold at the São Paulo Stock Exchange, at market prices, and the amount determined shall be made available to BMC stockholders, proportionally to the fraction they are entitled to receive;

11. the stockholders of BMC, owning common and preferred stocks, and the stockholders of Bradesco, owning common stocks, shall be entitled to withdraw from the Companies, pursuant to Articles 137, 230 and 252 of Law # 6,404/76, by means of reimbursement of net book value, on the reference date as of 12.31.2006, of R$1.320954291 per stock to BMC stockholders and R$12.30731453 per common stock owned by Bradesco stockholder on the date of the first publication of call notice of the referred Special Stockholders’ Meeting, pursuant to Paragraph 1st of item VI of the aforementionated Article 137, already taking into account the effects of 100% bonus of Bradesco stocks, as per item “7” above;

12. Bradesco stocks to be assigned to BMC stockholders shall be entitled to Monthly and eventually Complementary Dividends and/or Interest on Own Capital to be declared as of the date of their inclusion in stockholders’ ownership. These shall be also fully entitled to eventual advantages attributed to other stocks as of the aforementioned date;

Instrument of Protocol and Justification of Merger of the Total of Stocks Representing Banco BMC S.A. (BMC) Capital Stock entered into with Banco Bradesco S.A. (Bradesco)
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13. the operation shall be submitted to the approval of Central Bank of Brazil;

14. the Appraisal Reports, including the Companies’ Balance Sheets on the reference date as of 12.31.2006 are an integral part of this present “Instrument of Protocol and Justification of Merger”;

In witness whereof, the parties execute this present “Instrument of Protocol and Justification of Merger” in 6 (six) counterparts of equal tenor and form and for a single effect, before the witnesses below.

Cidade de Deus, Osasco, SP, August 8th, 2007

Banco Bradesco S.A.
Milton Almicar Silva Vargas	Domingos Figueiredo de Abreu

Banco BMC S.A.
Francisco Jaime N. Pinheiro Filho	Andréa Capelo Pinheiro

Witnesses:

Instrument of Protocol and Justification of Merger of the Total of Stocks Representing Banco BMC S.A. (BMC) Capital Stock entered into with Banco Bradesco S.A. (Bradesco)
..7.

Ariovaldo Pereira	Dagilson Ribeiro Carnevali
RG 5.878.122/SSP-SP	RG 10.145.653/SSP-SP
CPF 437.244.508-34	CPF 032.509.788/76

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 16 th, 2007

BANCO BRADESCO S.A.

By:	/S/ Milton Almicar Silva Vargas
Milton Almicar Silva Vargas Executive Vice President and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.